[Letterhead of Sutherland Asbill & Brennan LLP]

MARY JANE WILSON-BILIK
DIRECT LINE: 202.383.0660
Internet: mj.wilson-bilik@sablaw.com


                                February 1, 2005


VIA EDGAR

Patrick Scott
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-6
Washington, DC 20549

Re:  Kemper  Investors  Life  Insurance  Company
     Individual and Group Flexible Premium Variable, Market Value Adjusted, and Fixed Deferred Annuity Contract
     Request for Withdrawal of Registration Statement on Form S-1 Pursuant to Rule 477 (File No. 333-61204)



Dear Mr. Scott:

         On behalf of Kemper Investors Life Insurance Company (the "Company"), we hereby request that the above-referenced registration statement filed on Form S-1 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

         The initial registration statement was filed with the Commission on May 18, 2001, and an amendment to the registration statement was filed with the Commission on November 8, 2001, in connection with an intended offering of certain variable annuity contracts with market value adjustment features. It is our understanding that the registration statement was declared effective by the Commission. The Company has since determined not to undertake that particular offering. No securities were sold with respect to that registration statement.

         It should be noted that the market value adjustment feature registered on the above-referenced Form S-1 is part of a combination contract that includes a variable annuity. Concurrent with this Form RW request, therefore, we are also requesting withdrawal of the registration statement that had been filed by the Company on Form N-4 to register the variable annuity (File No. 333-61194).

         The Company requests in accordance with Rule 457(p) of the 1933 Act that all fees paid to the Commission in connection with the filing of the above-referenced Form S-1 be credited to the account of the Company for future use.

         If you have any questions or comments concerning this request, please call me at (202) 383-0660.

                                                     Sincerely,

                                                     /s/ Mary Jane Wilson-Bilik

                                                     Mary Jane Wilson-Bilik

cc:      Diane C. Davis, President, KILICO
         James P. Brennan, Sr., Esq., Chief Compliance Officer, KILICO